UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number 1-34694

VEON Ltd.
(formerly VimpelCom Ltd.)
(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐.

Information contained in this report
The registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Unaudited Interim Condensed Consolidated Financial Statements as at and for the six and three-month periods ended June 30, 2021 set forth in this Form 6-K is hereby incorporated by reference into the registration statement filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration No. 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)
Date: August 30, 2021

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2021 and 2020, and the related notes, attached hereto.
References to “VEON” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone. The unaudited interim condensed consolidated financial statements as of June 30, 2021 and for the six-month period ended June 30, 2021 and 2020 attached hereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009.
The discussion of our business and the telecommunications industry included herein contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2020 (our “2020 Annual Report”). For a comprehensive discussion of our critical accounting estimates and assumptions, please refer to Note 24 to our audited consolidated financial statements included in our 2020 Annual Report.
Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this document, may adversely affect our results as indicated in forward-looking statements. You should read this document completely and with the understanding that our actual future results may be materially different and worse from what we expect.
Our estimates and forward-looking statements may be influenced by various factors, including without limitation:
•our ability to implement and execute our strategic priorities successfully and to achieve the expected benefits from our existing and future transactions;
•our assessment of the impact of the COVID-19 pandemic on our operations and financial condition;
•our targets and strategic initiatives in the various countries in which we operate;
•our ability to develop new revenue streams and achieve portfolio and asset optimizations, improve customer experience and optimize our capital structure;
•our ability to generate sufficient cash flow to meet our debt service obligations, our expectations regarding working capital and the repayment of our debt and our projected capital requirements;
•our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;
•our expectations regarding our capital and operational expenditures in and after 2021;
•our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;
•our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the expansion or roll-out and benefits of 3G, 4G/LTE and 5G networks or other networks, broadband services and integrated products and services, such as fixed-mobile convergence;

•our expectations as to pricing for our products and services in the future, improving our ARPU and our future costs and operating results;
•our ability to meet license requirements, to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and to obtain related regulatory approvals;
•our plans regarding marketing and distribution of our products and services, including customer loyalty programs;
•our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;
•our expectations regarding management changes; and
•other statements regarding matters that are not historical facts.
These statements are management’s best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this document include, without limitation:
•risks relating to changes in political, economic and social conditions in each of the countries in which we operate and where laws are applicable to us (including as a result of armed conflict) such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;
•risks associated with developments related to the COVID-19 pandemic that negatively affect our operations and financial condition, including further lockdown restrictions, changes in customer behavior and adverse macroeconomic developments in our countries of operations;
•in each of the countries in which we operate and where laws are applicable to us, risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and the taxation thereof, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions, data privacy, anti-money laundering, antitrust, national security and legal interception and their official interpretation by governmental and other regulatory bodies and courts;
•risks relating to the fact that we operate in countries which pose elevated risks of corruption and are subject to a number of anti-corruption laws, and that, as previously disclosed, we entered into a Deferred Prosecution Agreement (“DPA”) with the U.S. Department of Justice (“DOJ”) under which, from time to time, we have undertaken remedial activities in response to identified instances of non-compliance with our policies and procedures and internal controls, and we have provided, and may in the future provide, updates on certain internal investigations related to potential misconduct to the U.S. authorities including instances of non-compliance that may implicate anti-fraud, corrupt payments, books and records, reporting and internal control provisions of the federal securities laws and related U.S. Securities and Exchange Commission (the “SEC”) rules; we cannot guarantee that these remedial activities or other efforts to enforce our policies, procedures and controls have been or will be successful; if the matters that we have identified to U.S. authorities, or other matters relating to non-compliance with our policies, procedures and internal controls, are deemed to constitute a failure to comply with the terms of the DPA or a failure to comply with the injunction against future violations, we could face criminal prosecution by the DOJ or be subject to SEC enforcement action; in the event that any of these matters lead to governmental investigations or proceedings, it could subject us to penalties and other costs and have a material adverse impact on our business, financial condition, reputation, results of operations, cash flows or prospects or result in criminal or civil penalties;
•risks relating to financial reporting requirements under, or changes in, accounting standards and regulatory reviews, including from accounting standard-setting bodies such as the International Accounting Standards Board (“IASB”), the SEC and the Dutch Authority for the Financial Markets (the “AFM”), that could result in changes to accounting regulations that govern the preparation and presentation of our financial statements; in the event of any such change in accounting standards or interpretation thereof, or unfavorable regulatory review relating to our financial reporting, we may be required to restate or make other changes to our previously issued financial statements and such circumstances may involve the identification of one or more significant deficiencies or potentially even material weaknesses in our internal control over financial reporting – for example, we are currently engaged in a comment letter process with the AFM regarding our financial statements as of and for the six and three-month periods ended June 30, 2020 in which the AFM has indicated that our goodwill impairment tests may have been applied incorrectly and an additional goodwill impairment charge may be necessary and the outcome of this process could require us to restate previously issued financial statements and may result in other adverse consequences including a potential significant deficiency or material weakness in our internal control over financial reporting and a potential adverse effect on our net profit (i.e., potential non-cash adjustment);

•risks related to the impact of export controls, sanctions, international trade regulation, customs and technology regulation on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers, particularly on the production and delivery of supplies, support services, software, and equipment that we source from these suppliers - for example, in April 2018, the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) issued an Export Administration Regulation (“EAR”) Denial Order to ZTE Corporation (“ZTE”) which prohibited, among other things, exports, re-exports and in-country transfers of goods, software and technology (collectively, “Items”), each of which could have led to service degradation and disruptions in certain markets, and in May and August 2019, and August 2020, BIS added Huawei Technologies Company Ltd. and 152 of its affiliates (collectively, “Huawei”) to its “Entity List”, prohibiting companies globally from directly or indirectly exporting, re-exporting or in-country transferring all Items subject to the EAR to Huawei and procuring Items from Huawei when they have reason to know that the Items were originally procured by Huawei in violation of U.S. law;
•risks relating to a failure to meet expectations regarding various strategic initiatives, including, but not limited to, changes to our portfolio;
•risks associated with our mobile financial services and digital financial services, including vulnerability to system breaches, credit and regulatory risks, and potential exposure to fraud, money laundering, or illegal customer behavior;
•risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and incur additional indebtedness, the ability of our subsidiaries to make dividend payments, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;
•risks that the adjudications by the various regulatory agencies or other parties with whom we are involved in legal challenges, tax disputes or appeals may not result in a final resolution in our favor or that we are unsuccessful in our defense of material litigation claims or are unable to settle such claims;
•risks relating to our company and its operations in each of the countries in which we operate and where laws are applicable to us, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;
•risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate and where laws are applicable to us including our ability to keep pace with technological change and evolving industry standards;
•risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;
•risks associated with our existing and future transactions, including with respect to realizing the expected synergies of closed transactions, satisfying closing conditions for new transactions, obtaining regulatory approvals and implementing remedies;
•risks associated with data protection, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;
•risks related to the ownership of our American Depositary Receipts, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and
•other risks and uncertainties, including those set forth in Item 3 - Key Information — D. Risk Factors in our 2020 Annual Report.
These factors and the other risk factors described in our 2020 Annual Report are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements.

The forward-looking statements included in this document are made only as of the date of the filing of this document. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed or furnished, as applicable, with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

OVERVIEW
VEON is a leading global provider of connectivity and internet services. Present in some of the world’s most dynamic markets, VEON provides more than 213 million customers with voice, fixed broadband, data and digital services. VEON currently offers services to customers in 9 countries: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Kyrgyzstan and Georgia. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands.

BASIS OF PRESENTATION OF FINANCIAL RESULTS
Our unaudited interim condensed consolidated financial statements attached hereto have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2020.

REPORTABLE SEGMENTS
We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.
As of June 30, 2021, our reportable segments consist of the following seven segments: Russia, representing our “cornerstone” market; Pakistan, Ukraine, Kazakhstan and Uzbekistan, representing our “growth engines”; and Algeria and Bangladesh, representing our “frontier markets”.
We also present our results of operations for our “Other frontier markets" and “HQ and eliminations” although these are not reportable segments. “Other frontier markets” represents our results of operations in Kyrgyzstan and Georgia. “HQ and eliminations” represents transactions related to management activities within the group in Amsterdam, London and Luxembourg and costs relating to centrally managed operations, as well as intercompany eliminations to reconcile with our total revenue and Adjusted EBITDA.
For further details please see Note 2 to our unaudited interim condensed consolidated financial statements attached hereto.

KEY DEVELOPMENTS DURING THE FIRST HALF OF 2021
VEON completes the acquisition of majority shareholding in OTM
In June 2021, VEON successfully acquired a majority stake in OTM, a technology platform for automating and planning online advertising purchases in Russia. VEON's investments in OTM will significantly strengthen Beeline's position in the advertising technology market and enable VEON to expand OTM's operations into other markets served by VEON’s mobile operators. The acquisition builds on VEON’s ongoing transformation into a digital operator.
Beeline Kazakhstan first to issue digital payment card in Kazakhstan
In June 2021, Beeline Kazakhstan launched the country’s first digital payment card integrated with its mobile financial services offering under the “Simply” brand. Simply is linked to a customer's phone number, an electronic wallet and a premium digital Visa Platinum card and integrates with digital wallets such as Apple Pay, Samsung Pay and Garmin Pay.
JazzCash launched new app for business owners
In May 2021, Pakistan’s pioneering digital financial services provider JazzCash successfully launched an app for its expanding merchant base, which accounts over 100,000 registered users.

The JazzCash Business App aims to make digital payments more efficient and seamless for business owners, company managers and home businesses. The app includes advanced business-related tools, including the ability to generate a QR code for specific amounts in real time and to send customisable digital invoices to customers, as well as to monitor sales and transactions and to conduct salary disbursements and supplier payments with ease.
Kyivstar’s Smart Money received ‘Best Fintech Service’
In May 2021, Kyivstar received the Best Fintech Service award for its innovating financial service application, Smart Money, at the Leaders in Fintech and Digital Banking Awards 2021 in Ukraine.

Kyivstar’s Smart Money app allows users to make thousands of day-to-day payments, such as for public transport, utility bills and TV services via their mobile phone, without having to pay commission or linking to a bank card. Smart Money gives customers the ability to pay for over 3,000 services and is regularly used by more than 1.2 million Kyivstar customers.
Shareholders trading on NASDAQ no longer subject to annual depository fee
From January 1, 2021, holders of VEON American Depositary Shares ("ADSs") trading on NASDAQ will no longer be subject to any cash dividend fee or depository service fee of any kind. ADS holders will continue to be subject to the normal issuance and cancellation fees.
VEON enters into a US$1,250 million multi-currency revolving credit facility agreement
In March 2021, VEON entered into a new multi-currency revolving credit facility agreement (the "RCF") of US$1,250 million. The RCF replaces the revolving credit facility signed in February 2017, which is now cancelled. The RCF has an initial tenor of three years, with the company having the right to request two one-year extensions, subject to lender consent. International banks from Asia, Europe and the US have committed to the RCF. The new RCF caters for USD LIBOR cessation with the secured overnight financing rate ("SOFR") administered by the Federal Reserve Bank of New York agreed as the replacement risk free rate with credit adjustment spreads agreed for interest periods with a one month, three month and six month tenor. SOFR will apply to interest periods commencing on and from October 31, 2021 (or earlier if USD LIBOR is no longer published or ceases to be representative prior to that date). The company will have the option to make each drawdown in either U.S. dollars or euro.
VEON subsidiary Banglalink successfully acquires 9.4MHz in spectrum auction
In March 2021, Banglalink, the Company's wholly-owned subsidiary in Bangladesh, acquired 4.4MHz spectrum in the 1800MHz band and 5MHz spectrum in 2100MHz band following successful bids at an auction held by the BTRC. The newly acquired spectrum will see Banglalink increase its total spectrum holding from 30.6MHz to 40MHz. Banglalink will invest approximately BDT 10 billion (US$115 million) to purchase the spectrum. The allotment of license to Bangladesh took place in April 2021.
Appointment of CEO of Beeline Uzbekistan
In March 2021, Andrzej Malinowski was appointed to the vacant position of CEO of Beeline Uzbekistan. Mr. Malinowski joined from Beeline Georgia, where he held the position of CEO. Lasha Tabidze was appointed as Mr. Malinowski’s successor at Beeline Georgia, where he previously held the joint position of Chief Operating Officer and Chief Commercial Officer.

VEON completes the acquisition of minority shareholding in PMCL
In March 2021, VEON successfully concluded the acquisition of the 15% minority stake in Pakistan Mobile Communications Limited ("PMCL"), the operating company of Pakistan’s leading mobile operator, Jazz, from the Dhabi Group for USD 273 million.
This transaction follows the Dhabi Group’s exercise of its put option announced on 28 September 2020 and gives VEON 100% ownership of PMCL. This simplifies and streamlines the Group’s governance over its Pakistani assets and enables VEON to capture the full value of this growing business, including future dividends paid by PMCL.
Leadership changes
In April 2021, VEON announced changes to its leadership structure. Co-CEO Sergi Herrero, who joined the company in September 2019, stepped down as co-CEO effective June 30, 2021. Kaan Terzioglu continues in his role as CEO of VEON Ltd. with overall responsibility for corporate matters and the general operations of the group.
Also in April 2021, VEON announced the appointment of two new members of the Group’s leadership team. Alex Bolis joined VEON as Group Head of Corporate Strategy, Communications and Investor Relations while Dmitry Shvets joined as Group Head of Portfolio and Performance Management, a new role that includes oversight of VEON’s Performance Management and M&A teams. Mr. Bolis joined VEON on April 1, 2021 and Mr. Shvets on April 15, 2021. Both executives report to VEON Group CEO Kaan Terzioglu.
Board of Director changes
In June 2021, VEON Ltd. announced the results of the elections conducted at its Annual General Meeting of Shareholders. Shareholders elected three new members to the Company’s Board of Directors: Vasily Sidorov, Irene Shvakman and Sergi Herrero, who previously served as co-CEO of VEON. Shareholders also elected nine previously serving directors: Hans-Holger Albrecht, Leonid Boguslavsky, Mikhail Fridman, Gennady Gazin, Yaroslav Glazunov, Andrei Gusev, Gunnar Holt, Stephen Pusey and Robert Jan van de Kraats.
In July 2021, VEON announced that Stephen Pusey decided to step down from its Board of Directors.
Other financing activities
In March 2021, VEON successfully amended and restated its existing RUB 30 billion (US$396), bilateral term loan agreement with Alfa Bank and increased the total facility size to RUB 45 billion (US$594), by adding a new floating rate tranche of RUB 15 billion (US$198). The new tranche has a five year term.
In April 2021, the proceeds from the new tranche of Alfa Bank were used for the early repayment of RUB 15 billion loans from Sberbank, originally maturing in June 2023.
In June 2021, PMCL secured a PKR 50 billion (US$320), syndicated credit facility from a banking consortium led by Habib Bank Limited. This 10-year facility will be used to finance PMCL's ongoing 4G network rollouts and technology upgrades, as well as to address upcoming maturities.
Recent developments
VEON announced the exercise of its put option to sell its stake in Djezzy
On July 1, 2021, VEON exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algérie SpA to the Algerian National Investment Fund, Fonds National d’Investissement (FNI). Omnium owns Algerian mobile network operator, Djezzy. The exercise of the option initiates a process under which a third-party valuation is undertaken to determine the fair market value at which the transfer shall take place. This important step will further streamline VEON’s operations, allowing for an improved focus on our core markets.
Ongoing comment letter process with the AFM
On 7 July 2021, we received a letter from the AFM asserting that the goodwill impairment tests for the cash-generating units in Russia and Algeria had not been applied correctly in the first half of 2020 because our goodwill impairment tests did not take into account all aspects that market participants would take into account in determining the fair value less cost of disposal. The AFM has asserted that they do not agree with our assumptions regarding the discount rate and projected cash flows used in our discounted cash flow model.
The AFM comment process began in November 2020, when we received an initial comment letter from the AFM seeking additional information regarding our goodwill impairment testing performed in the first half of 2020 as disclosed in the 2020 Interim Financial Report. We responded to this initial request from the AFM in December 2020, and, during the first half of 2021, we responded to additional information requests from the AFM and met several times with the AFM to discuss our goodwill impairment testing. We continue to believe that our goodwill impairment tests were performed correctly and that no re-

performance of the past impairment tests is necessary, as we informed the AFM on 6 August 2021. However, we can provide no assurance as to the outcome of this comment letter process.
As of the date of this report, the AFM’s comments remain unresolved. Until these comments are resolved, we cannot determine if we will be required to take an additional goodwill impairment charge or restate or make other changes to our previously issued financial statements. If we are required to take an additional goodwill impairment charge or restate or make other changes to our previously issued financial statements, such circumstances may involve the identification of one or more significant deficiencies or potentially even material weaknesses in our internal control over financial reporting, which could have a potential adverse effect on our net profit (i.e., potential non-cash adjustment).

RESULTS OF OPERATIONS

FINANCIAL PERFORMANCE FOR SIX MONTHS ENDED JUNE 30, 2021

	Six-month period
(In millions of U.S. dollars)	2021	2020

Service revenues	3,780	3,773
Sale of equipment and accessories	211	160
Other revenue	63	55
Total operating revenues	4,054	3,988

Other operating income	1	2

Service costs	(768)	(746)
Cost of equipment and accessories	(208)	(163)
Selling, general and administrative expenses	(1,324)	(1,352)
Depreciation	(837)	(804)
Amortization	(153)	(178)
Impairment (loss) / reversal	(9)	(1)
Gain / (loss) on disposal of non-current assets	(4)	(12)

Operating profit	752	734

Finance costs	(330)	(391)
Finance income	5	15
Other non-operating gain / (loss)	7	101
Net foreign exchange gain / (loss)	11	(21)
Profit / (loss) before tax	445	438

Income tax expense	(180)	(144)
Profit / (loss) for the period	265	294
Attributable to:
The owners of the parent	230	264
Non-controlling interest	35	30
	265	294

TOTAL OPERATING REVENUE
Our consolidated total operating revenue increased by 1.65% year-on-year, primarily due to underlying growth in local currency terms in mobile services, data and fixed line revenue in Pakistan, Ukraine, Kazakhstan and Bangladesh. Russia also saw a local currency growth in mobile data and fixed line revenue. The overall underlying growth was offset by the devaluation of currencies in the countries in which we operate.

	Six-month period ended June 30,
(In millions of U.S. dollars)	2021	2020

Our cornerstone
Russia	1,859	1,927

Our growth engines
Pakistan	718	604
Ukraine	501	461
Kazakhstan	265	230
Uzbekistan	91	102

Our frontier markets
Algeria	322	345
Bangladesh	275	267
Other frontier markets	37	69

Other
HQ and eliminations	(14)	(17)

Total segments	4,054	3,988

OPERATING PROFIT
Our consolidated operating profit increased to US$752 million in the six months ended June 30, 2021 compared to US$734 million in the six months ended June 30, 2020, primarily due to growth in revenues as discussed above in addition to reduced selling, general and administrative costs.

NON-OPERATING PROFITS AND LOSSES
Finance costs
Our finance costs decreased to US$330 million in the six months ended June 30, 2021 compared to US$391 million in the six months ended June 30, 2020 primarily due to lower interest charges on loans owing to lower cost of debt in almost all currencies.
Finance income
Our consolidated finance income decreased to US$5 million in the six months ended June 30, 2021 compared to US$15 million in the six months ended June 30, 2020 primarily due lower cash and short-term deposit balances.
Other non-operating gain
Other non-operating gain in the six months ended June 30, 2021 was US$7 million as compared to US$101 million in the six months ended June 30, 2020. The decrease is mainly associated with revaluation of a contingent consideration liability and recognition of a gain upon reaching a settlement in connection with the dispute concerning the sale of Telecel Globe Limited in the second quarter of 2020.
Net foreign exchange gain
During the six months ended June 30, 2021, we recognized a net foreign exchange gain of US$11 million compared to a loss of US$21 million during the six months ended June 30, 2020. This year-on-year change is primarily due to stabilization of the Pakistani Rupee that was partially offset by the devaluation of other currencies during Q1 2021 as compared to the previous year.

INCOME TAX EXPENSE
Our consolidated income tax expense increased by 25% to US$180 million in the six months ended June 30, 2021 compared to US$144 million in the six months ended June 30, 2020 mainly due to higher profit before tax.
For more information regarding income tax expenses, please refer to Note 3 of our unaudited interim condensed consolidated financial statements attached hereto.

PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT FROM CONTINUING OPERATIONS
Our profit / (loss) for the period attributable to the owners of the parent from continuing operations for the six months ended June 30, 2021 decreased to US$230 million as compared to US$264 million for the same period last year.

PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO NON-CONTROLLING INTEREST
Profit / (loss) for the period attributable to non-controlling interest six months ended June 30, 2021 was US$35 million as compared to US$30 million for the same period last year.

ADJUSTED EBITDA

	Six-month period ended June 30,
In millions of U.S. dollars	2021	2020
Our cornerstone
Russia	715	784

Our growth engines
Pakistan	317	280
Ukraine	340	313
Kazakhstan	138	124
Uzbekistan	40	45

Our frontier markets
Algeria	139	145
Bangladesh	112	113
Other frontier markets	24	25

Other
HQ and eliminations	(70)	(100)

Total segments	1,755	1,729
Our consolidated Adjusted EBITDA increased by 2% year-on-year, primarily due to higher revenues as discussed above in addition to lower selling,general and administrative expenses.
The following table provides the reconciliation of Profit / (loss) before tax to Total Adjusted EBITDA for the six-month period ended June 30:

	Six-month period ended June 30,
In millions of U.S. dollars	2021	2020
Profit / (loss) before tax	445	438
Adjustments to reconcile Profit / (loss) before tax to Total Adjusted EBITDA
Depreciation	837	804
Amortization	153	178
Impairment loss / (reversal)	9	1
(Gain) / loss on disposal of non-current assets	4	12
(Gain) / loss on disposal of subsidiaries	—	—
Finance costs	330	391
Finance income	(5)	(15)
Other non-operating (gain) / loss	(7)	(101)
Net foreign exchange (gain) / loss	(11)	21

Total Adjusted EBITDA	1,755	1,729

RESULT OF REPORTABLE SEGMENTS
RUSSIA
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	1,859	1,927		-4%
Mobile service revenue	1,395	1,506		-7%
- of which mobile data	457	471		-3%
Fixed-line service revenue	266	265		0%
Sales of equipment, accessories and other	198	156		27%
Operating Expenses	1,144	1,145		0%
Adjusted EBITDA	715	784		-9%
Adjusted EBITDA margin	38.5%	40.7%	-2	pp
RESULTS OF OPERATIONS IN RUB

	Six months ended June 30,
In millions of RUB (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	137,999	132,971		4%
Mobile service revenue	103,565	103,942		0%
- of which mobile data	33,955	32,499		4%
Fixed-line service revenue	19,730	18,332		8%
Sales of equipment, accessories and other	14,704	10,697		37%
Operating Expenses	84,949	79,179		7%
Adjusted EBITDA	53,129	53,917		-1%
Adjusted EBITDA margin	38.5%	40.5%	-2	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2021	2020	2021-2020 change %
Mobile
Customers in millions	50.1	49.8	1%
Mobile data customers in millions	33.9	31.5	8%
ARPU in US$	4.6	4.8	-4%
ARPU in RUB	344.0	331.0	4%
TOTAL OPERATING REVENUE
Our total operating revenue in Russia decreased by 4% (USD terms) and increased by 4% (local currency terms) year-on-year. The local currency growth is attributable to continued growth in fixed-line service revenue as well as improvement in mobile data revenue and devices sales. A deterioration of the local currency led to a decrease in revenue in USD terms despite an increase in local currency terms.
ADJUSTED EBITDA
Our Russia Adjusted EBITDA reduced by 9% (USD terms) and by 1% (local currency terms) year-on-year in the six-month period ended June 30, 2021 compared to the six-month period ended June 30, 2020, mainly due to an increase in operating expenses which was partially offset by the growth in revenue as stated above. The deterioration of local currency led to the decrease in EBITDA in USD terms.

SELECTED PERFORMANCE INDICATORS
As of June 30, 2020, we had 50.1 million mobile customers in Russia, representing an increase of 1% year-on-year. This is mainly due to growth in mobile data customers that grew by 8% year-on-year.
Our mobile ARPU in Russia decreased by 4% (USD terms) and increased by 4% (local currency terms) in the six-month period ended June 30, 2021. The local currency growth is mainly associated with an increase in mobile data revenue.
PAKISTAN
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	718	604		19%
Mobile service revenue	658	559		18%
- of which mobile data	265	200		33%
Sales of equipment, accessories and other	60	45		33%
Operating expenses	400	325		23%
Adjusted EBITDA	317	280		13%
Adjusted EBITDA margin	44.2%	46.3%	-2	pp
RESULTS OF OPERATIONS IN PKR

	Six months ended June 30,
In millions of PKR (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	112,214	96,336		16%
Mobile service revenue	102,890	89,145		15%
- of which mobile data	41,398	31,906		30%
Sales of equipment, accessories and other	9,324	7,191		30%
Operating expenses	62,666	51,778		21%
Adjusted EBITDA	49,548	44,558		11%
Adjusted EBITDA margin	44.2%	46.3%	-2	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2021	2020	2021-2020 change %
Mobile
Customers in millions	69.8	62.8	11%
Mobile data customers in millions	48.4	41.0	18%
ARPU in US$	1.6	1.5	7%
ARPU in PKR	250.0	240.0	4%
TOTAL OPERATING REVENUE
Our Pakistan total operating revenue increased by 19% (USD terms) and by 16% (local currency terms) year-on-year. This was primarily due to mobile services and data revenues as a result of continuing growth in 4G penetration, higher customer base and stronger uptake of digital services.

ADJUSTED EBITDA
Our Pakistan Adjusted EBITDA increased by 13% (USD terms) and by 11% (local currency terms) year-on-year. This was primarily due to higher revenues as stated above, partially offset by the increase in structural operating expenses when compared with the same period last year.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2021, we had 69.8 million customers in Pakistan, representing an increase of 11% year-on-year with growth primarily in mobile data customers owing to continuous penetration in the 4G network.
Our mobile ARPU in Pakistan increased by 7% (USD terms) and by 4% (local currency terms) year-on-year. The increase is primarily due to growth in mobile data revenue.
UKRAINE
RESULTS OF OPERATIONS IN US$

Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2021	2020	2021-2020 change %
Total operating revenue	501	461	9%
Mobile service revenue	466	429	9%
- of which mobile data	280	237	18%
Fixed-line service revenue	33	30	10%
Sales of equipment, accessories and other	2	2	0%
Operating expenses	162	148	9%
Adjusted EBITDA	340	313	9%
Adjusted EBITDA margin	67.7%	67.8%	—	pp
RESULTS OF OPERATIONS IN UAH

Six months ended June 30,
In millions of UAH (except as indicated)	2021	2020	2021-2020 change %
Total operating revenue	13,936	11,960	17%
Mobile service revenue	12,954	11,123	16%
- of which mobile data	7,783	6,153	26%
Fixed-line service revenue	914	773	18%
Sales of equipment, accessories and other	68	63	8%
Operating expenses	4,496	3,844	17%
Adjusted EBITDA	9,441	8,116	16%
Adjusted EBITDA margin	67.7%	67.9%	—	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2021	2020	2021-2020 change %
Mobile
Customers in millions	25.9	25.4	2%
Mobile data customers in millions	17.4	15.9	9%
ARPU in US$	3.0	2.8	7%
ARPU in UAH	83.0	72.0	15%
TOTAL OPERATING REVENUE

Our Ukraine total operating revenue increased by 9% (USD terms) and 17% (local currency terms) year-on-year. This was primarily driven by strong growth in data consumption resulting in increased data revenue on the back of strong and continuous 4G adoption. Fixed line revenue also increased as customers continue to draw on fixed line data at home.
ADJUSTED EBITDA
Our Ukraine Adjusted EBITDA increased by 9% (USD terms) and by 16% (local currency terms) year-on-year. This was primarily due to higher revenues as described above. This was partially offset by the increased structural operating expenses when compared with the same period last year.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2021, we had 25.9 million mobile customers in Ukraine, representing an increase of 2% year-on-year. This was primarily due to growth in mobile data customers on the back of strong 4G adoption.
Our mobile ARPU in Ukraine increased by 7% (USD terms) and by 15% (local currency terms) year-on-year, primarily due to an increase in data usage.
KAZAKHSTAN
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	265	229		16%
Mobile service revenue	214	190		13%
- of which mobile data	123	95		29%
Fixed-line service revenue	44	37		19%
Sales of equipment, accessories and other	7	2		250%
Operating expenses	127	105		21%
Adjusted EBITDA	138	124		11%
Adjusted EBITDA margin	51.9%	54.1%	-2	pp
RESULTS OF OPERATIONS IN KZT

	Six months ended June 30,
In millions of KZT (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	112,557	92,315		22%
Mobile service revenue	90,677	76,549		18%
- of which mobile data	52,086	38,558		35%
Fixed-line service revenue	18,840	14,875		27%
Sales of equipment, accessories and other	3,041	891		241%
Operating expenses	54,084	42,364		28%
Adjusted EBITDA	58,474	49,952		17%
Adjusted EBITDA margin	52.0%	54.1%	-2	pp

SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2021	2020	2021-2020 change %
Mobile
Customers in millions	9.6	9.4	2%
Mobile data customers in millions	7.4	6.6	12%
ARPU in US$	3.7	3.2	16%
ARPU in KZT	1,572.0	1,296.0	21%
TOTAL OPERATING REVENUE
Our Kazakhstan total operating revenue increased by 16% (USD terms) and 22% (local currency terms) year-on-year. Mobile service revenue benefited from an increased 4G user base on the back of an expansion in the 4G network. Fixed line services revenue grew due to a higher customer base as customers continue to draw on benefits from convergent product offers.
ADJUSTED EBITDA
Our Kazakhstan Adjusted EBITDA increased by 11% (USD terms) and by 17% (local currency terms) year-on-year. This was primarily due to higher revenues as described above and partially offset by the increase in services, commercial and other operating costs, when compared with the same period last year.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2021, we had 9.6 million mobile customers in Kazakhstan, representing an increase of 2% year-on-year. The increase is primarily associated with growth in mobile data customers on the back of 4G network expansion.
Our mobile ARPU in Kazakhstan increased by 16% (USD terms) and by 21% (local currency terms) year-on-year, due to higher mobile services and data revenues during the period.
UZBEKISTAN
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	91	102		-11%
Mobile service revenue	91	101		-10%
- of which mobile data	59	57		4%
Fixed-line service revenue	—	1		-56%
Sales of equipment, accessories and other	—	—		0%
Operating expenses	52	57		-9%
Adjusted EBITDA	40	45		-11%
Adjusted EBITDA margin	43.8%	44.4%	-1	pp

RESULTS OF OPERATIONS IN UZS

	Six months ended June 30,
In billions of UZS (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	969	1,001		-3%
Mobile service revenue	962	991		-3%
- of which mobile data	625	552		13%
Fixed-line service revenue	5	6		-23%
Sales of equipment, accessories and other	2	4		-57%
Operating expenses	545	558		-2%
Adjusted EBITDA	424	444		-5%
Adjusted EBITDA margin	43.7%	44.3%	-1	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2021	2020	2021-2020 change %
Mobile
Customers in millions	6.8	7.1	-4%
Mobile data customers in million	5.1	4.6	11%
ARPU in US$	2.2	2.2	0%
ARPU in UZS	23,349.0	21,617.0	8%
TOTAL OPERATING REVENUE
Our Uzbekistan total operating revenue decreased by 11% (USD terms) and 3% (local currency terms) year-on-year. This was primarily due to a lower customer base resulting in lower mobile services revenues during the period.
ADJUSTED EBITDA
Our Uzbekistan Adjusted EBITDA decreased by 11% (USD terms) and 5% (local currency terms) year-on-year. This was primarily driven by lower revenues as stated above, partially offset by reduced service, commercial and other operating costs when compared with the same period last year.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2021, we had 6.8 million mobile customers in our Uzbekistan segment representing a decrease of 4% year-on-year. This was primarily due to higher churn rates as a result of a continued strategic focus on high value customers, offset by the growth in mobile data customers during the period.
Our mobile ARPU in Uzbekistan increased by 8% (local currency terms) year-on-year primarily due to growth in mobile data customer base and focus on high value customers.

ALGERIA
RESULTS OF OPERATIONS IN US$

Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2021	2020	2021-2020 change %
Total operating revenue	322	345	-7%
Mobile service revenue	321	343	-6%
- of which mobile data	132	130	2%
Sales of equipment, accessories and other	1	2	-50%
Operating expenses	184	201	-8%
Adjusted EBITDA	139	145	-4%
Adjusted EBITDA margin	43.1%	42.0%	1	pp
RESULTS OF OPERATIONS IN DZD

Six months ended June 30,
In millions of DZD (except as indicated)	2021	2020	2021-2020 change %
Total operating revenue	42,974	42,892	0%
Mobile service revenue	42,826	42,629	0%
- of which mobile data	17,606	16,200	9%
Sales of equipment, accessories and other	148	263	-44%
Operating expenses	24,494	24,934	-2%
Adjusted EBITDA	18,512	17,971	3%
Adjusted EBITDA margin	43.1%	41.9%	1	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2021	2020	2021-2020 change %
Mobile
Customers in millions	13.9	13.9	0%
Mobile data customers in millions	9.3	9.1	2%
ARPU in US$	3.8	4.0	-5%
ARPU in DZD	507.0	497.0	2%
TOTAL OPERATING REVENUE
Our Algeria total operating revenue decreased by 7% (USD terms) and remained at par in local currency terms, year-on-year. The deterioration in local currency remained the main contributor to the overall decrease.
ADJUSTED EBITDA
Our Algeria Adjusted EBITDA decreased by 4% (USD terms) and increased by 3% (local currency terms) year-on-year. The underlying growth in local currency terms is mainly due to the reduced structural operating costs during the period.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2021, the customer base in our Algeria segment remained at par year-on-year. However, Mobile data customer saw a slight increase of 2%.
Our mobile ARPU in Algeria decreased by 5% (USD terms) and increased by 2% (local currency terms) year-on-year. The underlying growth in local currency terms was primarily due to higher mobile data revenues as well as an increased mobile data customer base.

BANGLADESH
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	275	267		3%
Mobile service revenue	270	262		3%
- of which mobile data	75	66		14%
Sales of equipment, accessories and other	5	5		0%
Operating expenses	163	154		6%
Adjusted EBITDA	112	113		-1%
Adjusted EBITDA margin	40.7%	42.3%	-2	pp
RESULTS OF OPERATIONS IN BDT

	Six months ended June 30,
In millions of BDT (except as indicated)	2021	2020		2021-2020 change %
Total operating revenue	23,283	22,711		3%
Mobile service revenue	22,838	22,275		3%
- of which mobile data	6,371	5,594		14%
Sales of equipment, accessories and other	445	435		2%
Operating expenses	13,810	13,113		5%
Adjusted EBITDA	9,472	9,598		-1%
Adjusted EBITDA margin	40.7%	42.3%	-2	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2021	2020	2021-2020 change %
Mobile
Customers in millions	34.4	32.1	7%
Mobile data customers in millions	21.2	19.5	9%
ARPU in US$	1.3	1.3	—%
ARPU in BDT	113.0	113.0	—%
TOTAL OPERATING REVENUE
Our Bangladesh total operating revenue increased by 3% both in USD and local currency terms year-on-year. This was primarily due to an increase in mobile data revenues and usage shift to data services.
ADJUSTED EBITDA
Our Bangladesh Adjusted EBITDA showed a slight decrease of 1% both in USD and local currency terms, year-on-year. This was primarily associated with increased revenues as stated above, partially offset by the increase in structural operating expenses, when compared with the same period last year.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2021, we had 34.4 million customers in our Bangladesh segment representing an increase of 7% year-on-year. This was primarily due to a continued focus on data penetration under the 4G roll out.
Our mobile ARPU in Bangladesh both in USD and local currency terms remained at par year-on-year.

LIQUIDITY AND CAPITAL RESOURCES
WORKING CAPITAL
Working capital is defined as current assets less current liabilities.
As of June 30, 2021, we had negative working capital of US$1,978 million, compared to negative working capital of US$1,560 million as of December 31, 2020. The change of net working capital compared to December 31, 2020 was primarily due to a reduction in our current asset base as of June 30, 2021, particularly a decrease in cash and cash equivalents.
Our working capital is monitored on a regular basis by our management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our short-term and foreseeable long-term cash requirements.
INTERIM CONSOLIDATED CASH FLOW SUMMARY

	Six-month period ended June 30,
(In millions of U.S. dollars)	2021	2020

Net cash flows from operating activities	1,199	1,105

Net cash flows from / (used in) investing activities	(1,134)	(1,017)

Net cash flows from / (used in) financing activities	(547)	(61)

Net increase / (decrease) in cash and cash equivalents	(482)	27
Net foreign exchange difference	—	(37)
Cash and cash equivalents at beginning of period	1,661	1,238

Cash and cash equivalents at end of period, net of overdraft	1,179	1,228
For more details, see Interim Condensed Consolidated Statement of Cash Flows in our Interim Condensed Audited Consolidated Financial Statements.
OPERATING ACTIVITIES
During the six months ended June 30, 2021, net cash flows from operating activities increased to US$1,199 million from US$1,105 million during the six months ended June 30, 2020. The movement in operating activities mainly relates to increased profit before tax and reduced interest costs when compared with the same period last year.
INVESTING ACTIVITIES
During the six months ended June 30, 2021, net outflow for investing activities was US$1,134 million compared to net cash outflow of US$1,017 million for the same period last year. The increase is mainly associated with increased outflow on account of investment in high speed data network and acceleration in the network development program, and was partially offset by the inflow on account of financials assets when compared with the same period last year.
Acquisitions and Disposals
For information regarding our acquisitions and disposals, see Note 5 and Note 6 to our unaudited interim condensed consolidated financial statements attached hereto.

FINANCING ACTIVITIES
During the six months ended June 30, 2021, net cash outflow for financing activities was US$547 million compared to net cash outflow of US$61 million during the six months ended June 30, 2020. This was mainly driven by the acquisition of the non-controlling interest in our Pakistan operating company and net repayment of debt.The lower cash outflow from financing activities during 2020 was mainly driven by payment of dividends which were higher than net inflow from borrowings.

During the six months ended June 30, 2021, we raised US$437 million, net of fees (2020: US$2,951) and repaid US$711 million (2020: US$2,733) under various debt facilities.
For information regarding changes to our debt portfolio during the six months ended June 30, 2021, see Note 7 to our unaudited interim condensed consolidated financial statements attached hereto.

BORROWINGS
As of June 30, 2021, the principal amounts of our external indebtedness represented by bank loans and bonds amounted to US$7,658 million, compared to US$7,678 million as of December 31, 2020. As of June 30, 2021, our debt includes overdrawn bank accounts related to a cash-pooling program of US$13 million (December 31, 2020: US$8 million).

As of June 30, 2021, VEON had the following principal amounts outstanding for interest-bearing loans and bonds as well as cash-pool overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date
VEON Holdings B.V.	Notes	7.5043%	USD	417	417	01.03.2022
VEON Holdings B.V.	Notes	5.9500%	USD	529	529	13.02.2023
VEON Holdings B.V.	Notes	7.2500%	USD	700	700	26.04.2023
VEON Holdings B.V.	Loan from Sberbank	CBR Key Rate + 2.2%	RUB	35,000	483	03.06.2023
VEON Holdings B.V.	Loan from Sberbank	7.3500%	RUB	30,000	415	03.06.2024
VEON Holdings B.V.	Notes	4.9500%	USD	533	533	17.06.2024
VEON Holdings B.V.	Loan from Alfa Bank	7.5000%	RUB	30,000	415	11.03.2025
VEON Holdings B.V.	Notes	4.0000%	USD	1,000	1,000	09.04.2025
VEON Holdings B.V.	Notes	6.3000%	RUB	20,000	276	18.06.2025
VEON Holdings B.V.	Loan from VTB	CBR Key Rate + 1.85%	RUB	30,000	415	09.07.2025
VEON Holdings B.V.	Notes	6.5000%	RUB	10,000	138	11.09.2025
VEON Holdings B.V.	Loan from Alfa Bank	CBR Key Rate + 2.1%	RUB	15,000	207	26.03.2026
VEON Holdings B.V.	Notes	3.3750%	USD	1,250	1,250	25.11.2027
TOTAL VEON Holdings B.V.					6,778

PMCL	Loan from Habib Bank Limited	6M KIBOR + 0.35%	PKR	3,333	21	15.06.2022
PMCL	Syndicated Loan Facility	6M KIBOR + 0.35%	PKR	8,558	54	15.06.2022
PMCL	Syndicated Loan Facility	6M KIBOR	PKR	2,424	15	15.12.2023
PMCL	Syndicated Loan Facility	6M KIBOR	PKR	1,508	10	15.12.2023
PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	33,848	215	02.09.2026
PMCL	Loan from Habib Bank Limited	6M KIBOR + 0.55%	PKR	14,369	91	02.09.2026
PMCL	Loan from United Bank Limited	3M KIBOR + 0.55%	PKR	4,500	28	18.05.2028
PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	13,500	86	18.05.2028
PMCL	Other				28
TOTAL Pakistan Mobile Communications Limited					548

Banglalink	Syndicated Loan Facility	Average bank deposit rate + 4.25%	BDT	5,144	61	24.09.2022
Other					20
TOTAL Banglalink Digital Communications Ltd.					81

PJSC Kyivstar	Loan from Alfa Bank	NBU Key Rate + 3%	UAH	1,580	58	14.12.2023
PJSC Kyivstar	Loan from OTP Bank	10.1500%	UAH	1,000	46	22.12.2023
PJSC Kyivstar	Loan from PJSC CitiBank	TBILL Rate + 3%	UAH	1,350	50	15.03.2024
PJSC Kyivstar	Loan from Raiffeisen Bank	11.0000%	UAH	1,400	52	26.11.2025
Total PJSC Kyivstar					206

Other entities	Cash pool overdrawn accounts* and Other				45
Total VEON					7,658
* As of June 30, 2021, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by US$13 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt. For additional information on our outstanding indebtedness, please refer to Note 7 of our unaudited interim condensed consolidated financial statements attached hereto.

FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS
During the six months ended June 30, 2021, our capital expenditures excluding licenses and right-of-use assets (“CAPEX exc. licenses and ROU”) were US$927 million compared to US$860 million in the six months ended June 30, 2020. The increase was primarily due to investments in high speed network and acceleration in the network deployment program.
We expect that CAPEX exc. licenses and ROU in 2021 will mainly consist of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Russia, Algeria, Bangladesh, Pakistan, Kazakhstan and Ukraine. We expect these expenditures to continue to be significant throughout the remainder of 2021.
Management anticipates that the funds necessary to meet our current and expected capital requirements in the foreseeable future (including with respect to any possible acquisitions) will come from:
•Cash we currently hold;
•Operating cash flows;
•Borrowings under bank financings, including credit lines currently available to us;
•Syndicated loan facilities; and
•Issuances of debt securities on local and international capital markets.
As of June 30, 2021, we had an undrawn amount of US$1,580 million under existing credit facilities of which US$1,250 million under the VEON Holdings revolving credit facility.
Management expects that positive cash flows from our current operations will continue to provide us with internal sources of funds. The availability of external financing depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets.
Below is the reconciliation of CAPEX exc. licenses and ROU (refer to Note 2 of the Audited Consolidated Financial Statements) to cash flows used in the Purchase of property, plant and equipment and intangible assets:

	Six-month period ended June 30,
(In millions of U.S. dollars)	2021	2020

Capital expenditures *	927	860
Adjusted for
Additions of licenses	119	39
Difference in timing between accrual and payment for capital expenditures	1	(6)

Purchase of property, plant and equipment and intangible assets	1047	893
*Excluding licenses and right-of-use assets, refer to Note 2 — Segment information of our unaudited interim condensed consolidated financial statements

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.
As of June 30, 2021, the largest currency exposure risks for our group were in relation to the Russian ruble, the Pakistani rupee, the Algerian dinar, the Bangladeshi taka, the Ukrainian hryvnia, Kazakh tenge and the Uzbek som, because the majority of our cash flows from operating activities in Russia, Pakistan, Algeria, Bangladesh, Ukraine, Kazakhstan and Uzbekistan are denominated in each of these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.
As of June 30, 2021, we held approximately 49% of our readily available cash and bank deposits in U.S. dollars in order to hedge against the risk of functional currency devaluation. We also hold part of our debt in Russian rubles and other currencies to manage this risk. Nonetheless, if the U.S. dollar value of the Russian ruble, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia, Kazakh tenge or Uzbek som were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk.
For more information on risks associated with currency exchange rates, see the section of our 2020 Annual Report entitled “Item 3—Key Information—D. Risk Factors— Market Risks —We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.”
In accordance with our policies, we do not enter into any treasury transactions of a speculative nature.
As of June 30, 2021, the interest rate risk on the financing of our group was limited as 76% of our group’s total debt was fixed rate debt.

Unaudited interim condensed
consolidated financial statements

VEON Ltd.

As of and for the six and three-month periods
ended June 30, 2021

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	1

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
for the six and three-month periods ended June 30:

		Six-month period		Three-month period
(In millions of U.S. dollars, except per share amounts)	Note	2021	2020	2021	2020

Service revenues		3,780	3,773	1,927	1,795
Sale of equipment and accessories		211	160	106	72
Other revenue		63	55	32	25
Total operating revenues	2	4,054	3,988	2,065	1,892

Other operating income		1	2	—	2

Service costs		(768)	(746)	(403)	(365)
Cost of equipment and accessories		(208)	(163)	(106)	(74)
Selling, general and administrative expenses		(1,324)	(1,352)	(677)	(646)
Depreciation		(837)	(804)	(421)	(389)
Amortization		(153)	(178)	(81)	(86)
Impairment (loss) / reversal		(9)	(1)	(3)	(1)
Gain / (loss) on disposal of non-current assets		(4)	(12)	—	(6)

Operating profit		752	734	374	327

Finance costs		(330)	(391)	(164)	(184)
Finance income		5	15	3	6
Other non-operating gain / (loss)		7	101	2	86
Net foreign exchange gain / (loss)		11	(21)	1	8
Profit / (loss) before tax		445	438	216	243

Income tax expense	3	(180)	(144)	(89)	(68)

Profit / (loss) for the period		265	294	127	175

Attributable to:
The owners of the parent		230	264	100	156
Non-controlling interest		35	30	27	19
		265	294	127	175

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent		$0.13	$0.15	$0.06	$0.09

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six and three-month periods ended June 30:

		Six-month period		Three-month period
(In millions of U.S. dollars)	Note	2021	2020	2021	2020

Profit / (loss) for the period		265	294	127	175

Items that may be reclassified to profit or loss
Foreign currency translation	4	8	(486)	10	94
Other		—	1	3	—

Items reclassified to profit or loss
Other		2	(5)	1	—

Other comprehensive income / (loss) , net of tax		10	(490)	14	94

Total comprehensive income / (loss) , net of tax		275	(196)	141	269

Attributable to:
The owners of the parent		262	(150)	127	259
Non-controlling interests		13	(46)	14	10
		275	(196)	141	269

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of

(In millions of U.S. dollars)	Note	June 30, 2021	December 31, 2020
Assets
Non-current assets
Property and equipment	5	7,236	6,879
Intangible assets	6	4,230	4,152
Investments and derivatives	7	369	305
Deferred tax assets		213	186
Other assets		206	179
Total non-current assets		12,254	11,701

Current assets
Inventories		123	111
Trade and other receivables		690	572
Investments and derivatives*	7	68	90
Current income tax assets		60	73
Other assets		366	335
Cash and cash equivalents*	8	1,192	1,669
Total current assets		2,499	2,850

Total assets		14,753	14,551

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		401	163
Non-controlling interests		825	850
Total equity		1,226	1,013

Non-current liabilities
Debt and derivatives	7	8,717	8,832
Provisions		149	141
Deferred tax liabilities		153	127
Other liabilities		31	28
Total non-current liabilities		9,050	9,128

Current liabilities
Trade and other payables*		1,967	1,946
Debt and derivatives*	7	1,216	1,255
Provisions		152	151
Current income tax payables		207	175
Dividend payable		44	—
Other liabilities		891	883
Total current liabilities		4,477	4,410

Total equity and liabilities		14,753	14,551
* Certain comparative amounts have been reclassified to conform to the current period presentation, refer to Note 14 for further details.
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	4

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended June 30, 2021

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of December 31, 2020		1,749,127,404	2	12,753	(1,898)	(1,919)	(8,775)	163	850	1,013

Profit / (loss) for the period		—	—	—	—	230	—	230	35	265
Other comprehensive income / (loss)		—	—	—	—	—	32	32	(22)	10
Total comprehensive income / (loss)		—	—	—	—	230	32	262	13	275

Dividends declared	10	—	—	—	—	—	—	—	(44)	(44)
Acquisition of subsidiary	4	—	—	—	(16)	—	—	(16)	6	(10)
Other		—	—	—	(7)	(1)	—	(8)	—	(8)

As of June 30, 2021		1,749,127,404	2	12,753	(1,921)	(1,690)	(8,743)	401	825	1,226

for the six-month period ended June 30, 2020

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of December 31, 2019		1,749,127,404	2	12,753	(1,887)	(1,330)	(8,312)	1,226	994	2,220

Profit / (loss) for the period		—	—	—	—	264	—	264	30	294
Other comprehensive income / (loss)		—	—	—	(4)	(1)	(409)	(414)	(76)	(490)
Total comprehensive income / (loss)		—	—	—	(4)	263	(409)	(150)	(46)	(196)

Dividends declared	10	—	—	—	—	(262)	—	(262)	(59)	(321)
Other		—	—	—	(3)	26	(26)	(3)	2	(1)

As of June 30, 2020		1,749,127,404	2	12,753	(1,894)	(1,303)	(8,747)	811	891	1,702

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	5

for the three-month period June 30, 2021

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

April 1, 2021		1,749,127,404	2	12,753	(1,897)	(1,792)	(8,768)	298	849	1,147

Profit / (loss) for the period		—	—	—	—	100	—	100	27	127
Other comprehensive income / (loss)		—	—	—	—	2	25	27	(13)	14
Total comprehensive income / (loss)		—	—	—	—	102	25	127	14	141

Dividends declared	10	—	—	—	—	—	—	—	(44)	(44)
Acquisition of subsidiary	4	—	—	—	(16)	—	—	(16)	6	(10)
Other		—	—	—	(8)	—	—	(8)	—	(8)

June 30, 2021		1,749,127,404	2	12,753	(1,921)	(1,690)	(8,743)	401	825	1,226

for the three-month period June 30, 2020

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

April 1, 2020		1,749,127,404	2	12,753	(1,893)	(1,494)	(8,825)	543	949	1,492

Profit / (loss) for the period		—	—	—	—	156	—	156	19	175
Other comprehensive income / (loss)		—	—	—	—	(1)	104	103	(9)	94
Total comprehensive income / (loss)		—	—	—	—	155	104	259	10	269

Dividends declared	10	—	—	—	—	—	—	—	(59)	(59)
Other		—	—	—	(1)	36	(26)	9	(9)	—

June 30, 2020		1,749,127,404	2	12,753	(1,894)	(1,303)	(8,747)	811	891	1,702

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	6

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six-month period ended June 30

		Six-month period
(In millions of U.S. dollars)	Note	2021	2020

Operating activities
Profit / (loss) before tax		445	438
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss / (reversal)		999	983
(Gain) / loss on disposal of non-current assets		4	12
Finance costs		330	391
Finance income		(5)	(15)
Other non-operating (gain) / loss		(7)	(101)
Net foreign exchange (gain) / loss		(11)	21

Changes in trade and other receivables and prepayments		(156)	(100)
Changes in inventories		(14)	45
Changes in trade and other payables		50	(58)
Changes in provisions, pensions and other		6	(14)

Interest paid		(306)	(337)
Interest received		5	15
Income tax paid		(141)	(175)
Net cash flows from operating activities		1,199	1,105

Investing activities
Purchase of property, plant and equipment and intangible assets		(1,047)	(893)
Receipts from / (payment on) deposits		(52)	(98)
Receipts from / (investment in) financial assets***		(29)	(33)
Other proceeds from investing activities, net		(6)	7
Net cash flows from / (used in) investing activities		(1,134)	(1,017)

Financing activities
Proceeds from borrowings, net of fees paid*	7	437	2,951
Repayment of debt		(711)	(2,733)
Acquisition of non-controlling interest		(273)	(1)
Dividends paid to owners of the parent		—	(259)
Dividends paid to non-controlling interests		—	(19)
Net cash flows from / (used in) financing activities		(547)	(61)

Net (decrease) / increase in cash and cash equivalents		(482)	27
Net foreign exchange difference		—	(37)
Cash and cash equivalents at beginning of period***		1,661	1,238
Cash and cash equivalents at end of period, net of overdrafts**	8	1,179	1,228
*    Fees paid for borrowings were US$19 (2020: US$15).
**    Overdrawn amount was US$13 (2020: US$3)
***Certain comparative amounts have been reclassified to conform to the current period presentation, refer to Note 14 for further details.
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	7

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

GENERAL INFORMATION ABOUT THE GROUP
1    GENERAL INFORMATION
VEON Ltd. (“VEON”, the “Company” and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.
VEON generates revenue from the provision of voice, data and other telecommunication services through a range of mobile and fixed-line technologies, as well as selling equipment and accessories.
The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.
VEON’s ADSs are listed on the NASDAQ Global Select Market (“NASDAQ”) and VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”).

Major developments during the six-month period ended June 30, 2021
Financing activities
In March 2021, VEON successfully entered into a new multi-currency revolving credit facility agreement (the “RCF”) of US$1,250. The RCF replaces the revolving credit facility signed in February 2017, which is now cancelled. Refer Note 7 for further details.
In March 2021, VEON successfully amended and restated its existing RUB 30 billion (US$396), bilateral term loan agreement with Alfa Bank by adding a new floating rate tranche of RUB 15 billion (US$198). Refer to Note 7 for further details.
In April 2021, the proceeds from Alfa Bank new tranche of RUB 15 billion (US$198) were used to early repay RUB 15 billion (US$198) of loans from Sberbank, originally maturing in June 2023.
In June 2021, Pakistan Mobile Communication Limited (PMCL) secured a PKR 50 billion ("US$320") syndicated credit facility from a banking consortium led by Habib Bank Limited. This 10-year facility will be used to finance the company’s ongoing 4G network rollouts and technology upgrades, as well as to address upcoming maturities. Refer to Note 7 for further details.
Other developments
In March 2021, VEON successfully concluded the acquisition of the 15% minority stake in Pakistan Mobile Communications Limited from the Dhabi Group for US$273. Refer to Note 7 for further details.
In March 2021, VEON's operating company in Bangladesh acquired spectrum following successful bids at an auction held by the BTRC. Refer to Note 4 for further details.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	8

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
OPERATING ACTIVITIES OF THE GROUP
2    SEGMENT INFORMATION
Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. All the segments are grouped and analyzed as three main markets - our cornerstone, our growth engines and our frontier markets - representing the Company's strategy and capital allocation framework.
Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (“CAPEX exc. licenses and ROU”). Management does not analyze assets or liabilities by reportable segments.
Financial information by reportable segment for the six and three-month periods ended June 30, is presented in the following tables. Inter-segment transactions between segments are not material, and are made on terms which are comparable to transactions with third parties.
For the six-month period ended June 30

	Service revenue				Sale of equipment and accessories		Other revenue		Total Revenue
	Mobile		Fixed
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Our cornerstone
Russia	1,395	1,506	266	265	193	151	5	5	1,859	1,927

Our growth engines
Pakistan	658	559	—	—	10	3	50	42	718	604
Ukraine	466	429	33	30	—	—	2	2	501	461
Kazakhstan	214	190	44	37	6	2	1	1	265	230
Uzbekistan	91	101	—	1	—	—	—	—	91	102

Our frontier markets
Algeria	321	343	—	—	1	2	—	—	322	345
Bangladesh	270	262	—	—	—	—	5	5	275	267
Other frontier markets	37	55	—	12	—	2	—	—	37	69

Other
HQ and eliminations	(6)	(17)	(9)	—	1	—	—	—	(14)	(17)

Total segments	3,446	3,428	334	345	211	160	63	55	4,054	3,988

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	9

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

	Adjusted EBITDA		CAPEX exc. licenses and ROU
	2021	2020	2021	2020

Our cornerstone
Russia	715	784	498	415

Our growth engines
Pakistan	317	280	181	153
Ukraine	340	313	91	96
Kazakhstan	138	124	44	52
Uzbekistan	40	45	13	26

Our frontier markets
Algeria	139	145	50	38
Bangladesh	112	113	42	59
Other frontier markets	24	25	6	19

Other
HQ and eliminations	(70)	(100)	2	2

Total segments	1,755	1,729	927	860

For the three-month period ended June 30

	Service revenue				Sale of equipment and accessories		Other revenue		Total Revenue
	Mobile		Fixed
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Our cornerstone
Russia	705	711	135	128	96	68	3	—	939	907

Our growth engines
Pakistan	340	266	—	—	5	1	26	21	371	288
Ukraine	239	208	17	14	—	—	1	1	257	223
Kazakhstan	112	92	22	19	4	1	—	—	138	112
Uzbekistan	46	47	—	—	—	—	—	—	46	47

Our frontier markets
Algeria	162	159	—	—	—	1	—	—	162	160
Bangladesh	138	128	—	—	—	—	2	3	140	131
Other frontier markets	19	25	—	6	1	1	—	—	20	32

Other
HQ and eliminations	1	(8)	(9)	—	—	—	—	—	(8)	(8)

Total segments	1,762	1,628	165	167	106	72	32	25	2,065	1,892

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	10

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

	Adjusted EBITDA		CAPEX exc. licenses and ROU
	2021	2020	2021	2020

Our cornerstone
Russia	354	357	299	249

Our growth engines
Pakistan	161	133	89	85
Ukraine	173	151	52	58
Kazakhstan	72	61	23	28
Uzbekistan	18	20	1	21

Our frontier markets
Algeria	71	64	17	24
Bangladesh	57	54	16	15
Other frontier markets	18	11	3	12

Other
HQ and eliminations	(45)	(42)	2	—

Total segments	879	809	502	492

The following table provides the reconciliation of Profit / (loss) before tax to Total Adjusted EBITDA for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2021	2020	2021	2020
Profit / (loss) before tax	445	438	216	243
Adjustments to reconcile Profit / (loss) before tax to Total Adjusted EBITDA
Depreciation	837	804	421	389
Amortization	153	178	81	86
Impairment loss / (reversal)	9	1	3	1
(Gain) / loss on disposal of non-current assets	4	12	—	6
Finance costs	330	391	164	184
Finance income	(5)	(15)	(3)	(6)
Other non-operating (gain) / loss	(7)	(101)	(2)	(86)
Net foreign exchange (gain) / loss	(11)	21	(1)	(8)

Total Adjusted EBITDA	1,755	1,729	879	809

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	11

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
3    INCOME TAXES
Income tax expense is the total of the current and deferred income taxes. Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable or receivable in respect of previous years. Deferred income tax is the tax asset or liability resulting from a difference in income recognition between enacted or substantively enacted local tax law and group IFRS accounting.
Income tax expense consisted of the following for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2021	2020	2021	2020
Current income taxes	180	152	89	97
Deferred income taxes	—	(8)	—	(29)
Income tax expense	180	144	89	68
Effective tax rate	40.4%	32.9%	41.2%	28.0%

The difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group in the six and three-month periods ending June 30, 2021 (40.4% and 41.2%, respectively) was primarily driven by a number of non-deductible expenses incurred by the Group in various countries, which are recorded in our consolidated income statement, as well as withholding taxes accrued for forecasted dividends from our operating companies.
The difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group in the six and three-month periods ending June 30, 2020 (32.9% and 28.0%, respectively) was primarily driven by a number of non-deductible expenses incurred by the Group in various countries, which are recorded in our consolidated income statement, as well as withholding taxes accrued for forecasted dividends from our operating companies.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	12

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
INVESTING ACTIVITIES OF THE GROUP
4    SIGNIFICANT TRANSACTIONS
During the six-month period ended June 30, 2021

VEON subsidiary Banglalink successfully acquires 9.4MHz in spectrum auction
In March 2021, Banglalink, the Company's wholly-owned subsidiary in Bangladesh, acquired 4.4MHz spectrum in the 1800MHz band and 5MHz spectrum in 2100MHz band following successful bids at an auction held by the Bangladesh Telecommunication Regulatory Commission (BTRC). The newly acquired spectrum will see Banglalink increase its total spectrum holding from 30.6MHz to 40MHz. Banglalink will invest BDT 10 billion (US$115) to purchase the spectrum.
VEON completes the acquisition of majority shareholding in OTM
In June 2021, VEON successfully acquired a majority stake of 67% in OTM (a technology platform for the automation and planning of online advertising purchases in Russia) for USD 16 M.

During the six-month period ended June 30, 2020
GTH restructuring
During the first half of 2020, VEON continued with the restructuring of Global Telecom Holding S.A.E. ("GTH"), with the intragroup transfer of Mobilink Bank and GTH Finance B.V. completed in March and April 2020, respectively. As the operating assets of GTH had previously been, and will continue to be, fully consolidated within the balance sheet of the VEON Group, there was no material impact on these consolidated financial statements stemming from these intragroup transfers. For further details on GTH restructuring, refer to the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2019.
Significant movements in exchange rates
An increase in demand for hard currencies, in part due to the coronavirus outbreak, resulted in the devaluation of exchange rates in the countries in which VEON operates. As such, in the first half of 2020, the book value of assets and liabilities of our foreign operations, in U.S. dollar terms, decreased significantly, with a corresponding loss of US$486 recorded against the foreign currency translation reserve in the Statement of Comprehensive Income.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	13

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
5    PROPERTY AND EQUIPMENT
The following table summarizes the movement in the net book value of property and equipment for the six-month period ended June 30:

	Six-month period
	2021	2020

Balance as of January 1	6,879	7,340

Additions*	1,122	839
Disposals	(18)	(25)
Depreciation	(837)	(804)
Impairment	(9)	(1)
Translation adjustment	103	(689)
Other	(4)	19

Balance as of June 30	7,236	6,679
*There were no material changes in estimates other than lease term reassessments in Russia which had the effect of increasing right-of-use assets by US$89 (2020-US$13).

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	14

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
6    INTANGIBLE ASSETS
The following table summarizes the movement in the net book value of intangible assets, including goodwill for the six-month period ended June 30:

	Six-month period
	2021	2020

Balance as of January 1	4,152	5,688

Acquisition of subsidiary (Note 4)	18	—
Additions	199	124
Amortization	(153)	(178)
Impairment	(1)	—
Translation adjustment	28	(519)
Other	(13)	4

Balance as of June 30	4,230	5,119

Goodwill
Included within total intangible asset movements for the six month periods ended June 30, 2021, as shown above, are the following movements in goodwill for the group, per cash generating unit ("CGU"):

CGU *	June 30, 2021	Others	Currency translation	January 1, 2021

Russia**	1,156	2	23	1,131
Algeria	1,034	—	(19)	1,053
Pakistan	323	(6)	5	324
Kazakhstan	137	—	(3)	140
Uzbekistan	34	—	—	34

Total	2,684	(4)	6	2,682
* There is no goodwill allocated to the CGUs of Ukraine, Bangladesh, Kyrgyzstan or Georgia
** In June 2021, VEON acquired a majority stake in OTM, a technology platform for the automation and planning of online advertising purchases in Russia.
Impairment analysis
Goodwill is tested for impairment annually or when circumstances indicate the carrying value may be impaired. When reviewing for indicators of impairment in interim periods, the Company considers, amongst others, the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each cash-generating unit ("CGU").
VEON performed its annual impairment testing at September 30, 2020. For further details regarding calculations and assumptions used for impairment testing, refer to the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2020.
There was no goodwill impairment recorded in the first half of 2021 or first half of 2020.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	15

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
FINANCING ACTIVITIES OF THE GROUP
7    INVESTMENTS, DEBT AND DERIVATIVES
The Company holds the following investments and derivative assets:

	June 30, 2021	December 31, 2020

At fair value
Derivatives not designated as hedges	—	20
Derivatives designated as net investment hedges	—	3
Other	8	8
	8	31

At amortized cost
Security deposits and cash collateral	380	325
Other investments	49	39
	429	364

Total investments and derivatives	437	395
Non-current	369	305
Current	68	90
The Company holds the following debt and derivative liabilities:

	June 30, 2021	December 31, 2020

At fair value
Derivatives not designated as hedges	—	52
Derivatives designated as net investment hedges	13	1
Contingent consideration	1	—
	14	53

At amortized cost
Principal amount outstanding	7,658	7,678
Interest accrued	78	85
Discounts, unamortized fees, hedge basis adjustment	(9)	(5)
Bank loans and bonds	7,727	7,758

Lease liabilities	2,050	1,912
Put-option liability over non-controlling interest	16	273
Other financial liabilities*	126	91
	9,919	10,034

Total debt and derivatives	9,933	10,087
Non-current	8,717	8,832
Current	1,216	1,255
* Certain comparative amounts have been reclassified to conform to the current period presentation, refer to Note 14 for further details.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	16

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Significant changes in financial assets and financial liabilities
There were no significant changes in financial assets and liabilities in the six-month period ended June 30, 2021, except for the scheduled repayments of debt or as described below. Furthermore, there were no changes in risk management policies as disclosed in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2020.
Acquisition of minority stake in PMCL
In March 2021, VEON successfully concluded the acquisition of the 15% minority stake in Pakistan Mobile Communications Limited ("PMCL"), its operating company in Pakistan, from the Dhabi Group for US$273. This transaction follows the Dhabi Group’s exercise of its put option in September 2020 and gives VEON 100% ownership of PMCL. The transaction is presented within 'Acquisition of non-controlling interest' within the Consolidated Statement of Cash Flows.
VEON enters into a US$1,250 multi-currency revolving credit facility agreement
In March 2021, VEON successfully entered into a new multi-currency revolving credit facility agreement (the “RCF”) of US$1,250. The RCF replaces the revolving credit facility signed in February 2017, which is now cancelled. The RCF has an initial tenor of three years, with the Company having the right to request two one-year extensions, subject to lender consent. International banks from Asia, Europe and the US have committed to the RCF. The new RCF caters for USD LIBOR cessation with the secured overnight financing rate ("SOFR") administered by the Federal Reserve Bank of New York USA agreed as the replacement risk free rate with credit adjustment spreads agreed for interest periods with a one month, three months and six month tenor. SOFR will apply to interest periods commencing on and from October 31, 2021 (or earlier if USD LIBOR is no longer published or ceases to be representative prior to that date). The Company will have the option to make each drawdown in either U.S. dollars or euro.
PMCL enters into PKR 20 billion (US$131) loan facilities
In March 2021, PMCL successfully entered into a new PKR 15 billion (US$98) syndicated facility with MCB Bank as agent and PKR 5 billion (US$33) bilateral term loan facility with United Bank Limited. Both these floating rate facilities have a tenor of seven years.
VEON increases facility with Alfa-Bank
In March 2021, VEON successfully amended and restated its existing RUB 30 billion (US$396) bilateral term loan agreement with Alfa Bank and increased the total facility size to RUB 45 billion (US$594), by adding a new floating rate tranche of RUB 15 billion (US$198). The new tranche has a five-year term.
In April 2021, the proceeds from Alfa Bank new tranche of RUB 15 billion (US$198) were used to early repay RUB 15 billion (US$198) of loans from Sberbank, originally maturing in June 2023.
PMCL secures syndicated credit facility
In June 2021, PMCL secured a PKR 50 billion ("US$320") syndicated credit facility from a banking consortium led by Habib Bank Limited. This 10-year facility will be used to finance the company’s ongoing 4G network rollouts and technology upgrades, as well as to address upcoming maturities.
Fair values
The carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table above, with the exception of:
•'Bank loans and bonds, including interest accrued', for which fair value is equal to US$7,823 at June 30, 2021 (December 31, 2020: US$8,031); and
•'Lease liabilities', for which fair value has not been determined.
Fair values were estimated based on quoted market prices (for bonds), derived from market prices or by discounting contractual cash flows at the rate applicable for the instruments with similar maturity and risk profile.
As of June 30, 2021 and December 31, 2020, the Group recognized financial instruments at fair value in the statement of financial position, all of which were measured based on Level 2 inputs, except for Contingent consideration, for which fair value is classified as Level 3. Observable inputs (Level 2) used in valuation techniques include inter-bank interest rates, bond yields, swap curves, basis swap spreads, foreign exchange rates and credit default spreads. During the six-month period ended June 30, 2021, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.
All impairment losses and changes in fair values of investments, debt and derivatives are unrealized and are recorded in "Other non-operating gain / (loss)" in the consolidated income statement.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	17

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
8    CASH AND CASH EQUIVALENTS
Cash and cash equivalents consisted of the following items:

	June 30, 2021	December 31, 2020

Cash at banks and on hand	694	694
Short-term deposits with original maturity of less than three months*	498	975
Cash and cash equivalents	1,192	1,669

Less overdrafts	(13)	(8)

Cash and cash equivalents, net of overdrafts (as presented in the consolidated statement of cash flows)**	1,179	1,661
* Certain comparative amounts have been reclassified to conform to the current period presentation, refer to Note 14 for further details.
** Cash and cash equivalents include an amount of US$106 relating to banking operations in Pakistan.
As of June 30, 2021 and December 31, 2020, there were no restricted cash and cash equivalent balances. Cash balances as of June 30, 2021 include investments in money market funds of US$61 (December 31, 2020: US$543).
As of June 30, 2021, some bank accounts forming part of a cash pooling program and being an integral part of the Company’s cash management remained overdrawn by US$13 (2020: US$8). Even though the total balance of the cash pool remained positive, the Company has no legally enforceable right of set-off and therefore the overdrawn accounts are presented as financial liabilities within the statement of financial position. At the same time, because the overdrawn accounts are an integral part of the Company’s cash management, they were included as cash and cash equivalents within the statement of cash flows.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	18

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
9    ISSUED CAPITAL
The following table details the common shares of the Company as of:

	June 30, 2021	December 31, 2020

Authorized common shares (nominal value of US$0.001 per share)	1,849,190,667	1,849,190,667

Issued shares, including 7,603,731 shares held by a subsidiary of the Company	1,756,731,135	1,756,731,135

The holders of common shares are, subject to our by-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	19

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
10    DIVIDENDS PAID AND PROPOSED
There were no dividends declared by VEON Ltd in the six-month period ended June 30, 2021.
In March 2020, the Company paid a final dividend of US 15 cents per share for 2019, bringing total 2019 dividends to US 28 cents per share.
The Company makes appropriate tax withholdings of up to 15% when dividends are paid to the Company’s share depository, The Bank of New York Mellon. For ordinary shareholders at Euronext Amsterdam, dividends are paid in euro.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	20

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
ADDITIONAL INFORMATION
11    RELATED PARTIES
For the six and three-month periods ended June 30, there were no material transactions and there were no material balances recognized with related parties as of this date.
12    RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES
Other than disclosed below and elsewhere in these interim condensed consolidated financial statements, there were no material changes to risks, commitments, contingencies and uncertainties that occurred during the six-month period ended June 30, 2021.

13    EVENTS AFTER THE REPORTING PERIOD
Exercised Put option to sell entirety stake in Omnium Telecom Algerie SpA

On July 1, 2021 VEON exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algerie SpA to the Algerian National Investment Fund, Fonds National d'Investissement (FNI). Omnium owns Algerian mobile network operator, Djezzy. The exercise of the put option is not expected to have an adverse effect on financial position of financial performance of the Company.

Starting from July 1, 2021, the Algerian subsidiary will be classified as held for sale and discontinued operations, which will be recorded in VEON’s Q3 interim IFRS financial statements. The Algerian contribution to the VEON Group's financial position and financial performance is disclosed in Note 2 “Segment information”.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	21

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
14    BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
BASIS OF PREPARATION
The interim condensed consolidated financial statements for the six and three-month periods ended June 30, 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB").
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2020.
The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgments, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.
Certain comparative amounts have been reclassified to conform to the current period presentation. Specifically, the following December 31, 2020 balances were reclassified in the consolidated statement of financial position:
•Short term investments for treasury bills shorter than 3 months maturity relating to micro finance bank operations of US$75 is now presented in cash and cash equivalents. Accordingly the cash flow movement of USD31 M relating to treasury bills has also been presented as cash and cash equivalent.
•Short term portion of license fee payable of US$31 is now presented as other financial liabilities within current debt and derivative liabilities.
STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as of and for the year ended December 31, 2020.
A number of new and amended standards became effective as of January 1, 2021, which are not expected to have a material impact on VEON financial statements in current or future reporting periods or on foreseeable future transactions. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.

Amsterdam, August 30, 2021
VEON Ltd.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2021	22